SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001 -65
Company Registry (NIRE): 35.300.177.240
PUBLICLY HELD COMPANY

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTOR’S MEETING held at 1:00 p.m. on October 20, 2009 at the Company’s headquarters located at Rua Verbo Divino nº 1.356 1o andar, in the city and state of São Paulo. The Board Members: (i) acknowledged the Company’s 3Q09 results and the Fiscal Council’s report on the 3Q09 results; (ii) approved unanimously and with no restrictions the 3Q09 results and their disclosure to the market; (iii) approved the issue of bonds by the Company in a maximum amount of US$ 350,000,000.00 (three hundred and fifty million U.S. dollars), with maturity in 2020 and interest payments; authorized the Company’s Management to take all measures necessary to contract the required consulting and other services and implement the operation, including signing all required documents; established that the Financial Committee must meet and submit for the Board’s approval a proposal of the hedge strategy for the new debt; decided that the proceeds from the issue will be used for the Company’s general business purposes, acquisitions or the prepayment of existing debt, with the specific use of these funds requiring approval by the Board; authorized the Company’s operational subsidiaries to provide the fiduciary guarantees required under the scope of the bond issue; (iv) ratified that the Company’s Financial Committee, the organ that provides assistance and advises the Board on the financial matters under its jurisdiction, will be composed by João Elek – Chief Financial Officer, Stefan Alexander – appointed by GB Empreendimentos e Participações S.A. and Isaac Berensztejn – appointed by Embratel Participações S.A.; (v) decided to meet on an extraordinary basis at 4:00 p.m. on October 30 to resolve on contracting the distribution of the Telecine channels; and (vi) ratified approval for the renewal of the distribution contracts for the channels NHK, RAI, BBC and TVE, which were included in the presentation appended to the Minutes of the Board of Director’s Meeting of April 27, 2009. The present minutes were drawn up, read, approved and signed by the Chairman, Secretary and all Board members present, as per the original document drafted in the Company’s minutes book. André Muller Borges - Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.